UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Nautilus Biotechnology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

63909J108

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 63909J108	Page 2 of 11

1.	Name of Reporting Person VCVC V LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,586,493
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,586,493

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,586,493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 124,166,776 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the Securities and Exchange Commission (the “SEC”) on November 2, 2021.

CUSIP No. 63909J108	Page 3 of 11

1.	Name of Reporting Person VCVC Management V LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,586,493
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,586,493

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,586,493
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 124,166,776 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 2, 2021.

CUSIP No. 63909J108	Page 4 of 11

1.	Name of Reporting Person VC Capital Holdings Columbia LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,586,492
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,586,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,586,492
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 124,166,776 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 2, 2021.

CUSIP No. 63909J108	Page 5 of 11

1.	Name of Reporting Person VCHC Management LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 3,586,492
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 3,586,492

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,586,492
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.9% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 124,166,776 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 2, 2021.

CUSIP No. 63909J108	Page 6 of 11

1.	Name of Reporting Person Cougar Investment Holdings LLC
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 7,172,985
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 7,172,985

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,172,985
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.8% (1)
12.	Type of Reporting Person (see instructions) OO

(1)	Calculated in accordance with Rule 13(d)-3(d)(1)(i), and based on an aggregate total of 124,166,776 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the SEC on November 2, 2021.

CUSIP No. 63909J108	Page 7 of 11

Item 1(a)	Name of Issuer. Nautilus Biotechnology, Inc. (the “Issuer”)
Item 1(b)	Address of Issuer’s Principal Executive Offices. 2701 Eastlake Avenue East Seattle, WA 98102
Item 2(a)	Name of Person Filing.

VCVC V LLC (“VCVC”)

VCVC Management V LLC (“VCVC Management”)

VC Capital Holdings Columbia LLC (“VCHC”)

VCHC Management LLC (“VCHC Management”)

Cougar Investment Holdings LLC (“Cougar” and, together with VCVC, VCVC Management, VCHC, and VCHC Management, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence. The address of the principal business office of each of the Reporting Persons is:

505 Fifth Avenue South Suite 900 Seattle, WA 98104

Item 2(c)	Citizenship.

The place of organization of each of the Reporting Persons is Delaware, U.S.A.

Item 2(d)	Title of Class of Securities. Common Stock, $0.0001 par value
Item 2(e)	CUSIP Number. 63909J108

Item 3	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 63909J108	Page 8 of 11

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:___________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

a.	Amount Beneficially Owned:

As of December 31, 2021:

1.	VCVC and VCVC Management may be deemed to beneficially own and have shared power to vote, or direct the vote, and shared power to dispose, or direct the disposition of, an aggregate 3,586,493 shares of the Issuer’s Common Stock. VCVC is the direct beneficial owner of all of the shares of the Issuer’s Common Stock described in the preceding sentence. VCVC Management serves as the manager of VCVC, and, as such, may be deemed to share voting and investment discretion over securities directly held by VCVC.

2.	VCHC and VCHC Management may be deemed to beneficially own and have shared power to vote, or direct the vote, and shared power to dispose, or direct the disposition of, an aggregate 3,586,492 shares of the Issuer’s Common Stock. VCHC is the direct beneficial owner of all of the shares of the Issuer’s Common Stock described in the preceding sentence. VCHC Management serves as the manager of VCHC, and, as such, may be deemed to share voting and investment discretion over securities directly held by VCHC.

3.	Cougar may be deemed to indirectly beneficially own, and have shared power to direct the vote and disposition of, all of the shares of the Issuer’s Common Stock described in the two preceding paragraphs, comprising an aggregate total of 7,172,985 shares of the Issuer’s Common Stock. Cougar serves as the managing member of VCVC Management and VCHC Management. Pursuant to its organizational documents, Cougar’s five officers possess the authority to represent and conduct the business affairs of Cougar, including, without limitation, exercising voting and investment discretion.

Because each of the Reporting Persons may be deemed to share voting and dispositive power over the shares beneficially owned, directly or indirectly, by it, the Reporting Persons may be deemed to be a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934 (the “Exchange Act”). Notwithstanding, each of the Reporting Persons disclaims beneficial ownership of the securities reported in this Statement except to the extent of its pecuniary interest therein.

CUSIP No. 63909J108	Page 9 of 11

b.	Percent of Class:

As of December 31, 2021: (i) Cougar was deemed to indirectly beneficially own 5.8%, in the aggregate, of the Issuer’s outstanding Common Stock; and (ii) each of VCVC, VCVC Management, VCHC, and VCHC Management, respectively, was deemed to beneficially own, directly or indirectly, 2.9% of the Issuer’s outstanding Common Stock. The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 124,166,776 shares of the Issuer’s Common Stock outstanding as of October 31, 2021, as reported by the Issuer in its Quarterly Report for the period ended September 30, 2021, filed on Form 10-Q with the Securities and Exchange Commission on November 2, 2021.

c.	Number of shares as to which the person has:

i.	Sole power to vote or to direct the vote:

VCVC	0
VCVC Management	0
VCHC	0
VCHC Management	0
Cougar	0

ii.	Shared power to vote or to direct the vote:

VCVC	3,586,493
VCVC Management	3,586,493
VCHC	3,586,492
VCHC Management	3,586,492
Cougar	7,172,985

iii.	Sole power to dispose or to direct the disposition of:

VCVC	0
VCVC Management	0
VCHC	0
VCHC Management	0
Cougar	0

iv.	Shared power to dispose or to direct the disposition of:

VCVC	3,586,493
VCVC Management	3,586,493
VCHC	3,586,492
VCHC Management	3,586,492
Cougar	7,172,985

CUSIP No. 63909J108	Page 10 of 11

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 63909J108	Page 11 of 11

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

VCVC V LLC		VC CAPITAL HOLDINGS COLUMBIA LLC
By: VCVC Management V LLC, its manager		By: VCHC Management LLC, its manager
By: Cercano Legacy Manager LLC, its manager		By: Cercano Legacy Manager LLC, its manager

By:	/s/ Yongbai Choi	By:	/s/ Yongbai Choi
	Yongbai Choi, Authorized Person		Yongbai Choi, Authorized Person

Date: February 10, 2022		Date: February 10, 2022

VCVC MANAGEMENT V LLC		VCHC MANAGEMENT LLC
By: Cercano Legacy Manager LLC, its manager		By: Cercano Legacy Manager LLC, its manager

By:	/s/ Yongbai Choi	By:	/s/ Yongbai Choi
	Yongbai Choi, Authorized Person		Yongbai Choi, Authorized Person

Date: February 10, 2022		Date: February 10, 2022

COUGAR INVESTMENT HOLDINGS LLC
By: Cercano Management LLC
Its: Investment Manager

By:	/s/ Yongbai Choi
Yongbai Choi, Vice President

Date: February 10, 2022